# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JE Cleantech Holdings Limited, CIK 0001905511
CUSIP: G50875205
Title of class of securities: Class A Ordinary Shares, par value $0.003
Address of issuer's principal executive offices: 3 Woodlands Sector 1, Singapore, Singapore (U0), 738361
Date of event which requires filing of this statement: 09/07/2026
Amends the filing with accession number 0001493152-22-014918
Filed by CIK 0001928509
Persons authorized to receive notices and communications: HONG Bee Yin, 3 Woodlands Sector 1, Singapore, Singapore (U0), 738361, 65-6368-4198

## Reporting persons
- HONG Bee Yin (CIK 0001928509): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 324,902; shared voting power 0; sole dispositive power 324,902; shared dispositive power 0; aggregate amount beneficially owned 324,902 (15% of the class)
  Comment: The Reporting Persons is Chairman of the Board of Directors and the Chief Executive Officer of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.003
Name of issuer: JE Cleantech Holdings Limited
Address of issuer's principal executive offices: 3 Woodlands Sector 1, Singapore, Singapore (U0), 738361

## Item 2. Identity and Background
Name of person filing: HONG Bee Yin
Residence or business address: 3 Woodlands Sector 1, Singapore U0 738361
Present principal occupation or employment: Chief Executive Officer of Issuer; 3 Woodlands Sector 1 Singapore U0 738361
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: U0

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No consideration was paid for the Class A Ordinary Shares as they were issued to the Reporting Person as additional compensation

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person holds the Class A Ordinary Shares of the Issuer for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 324,902 Class A Ordinary Shares; 15%
Number of shares as to which each person has sole or shared power to vote or dispose: 324,902 Class A Ordinary Shares
Transactions in the class effected during the past sixty days: On September 7, 2026, the Board of Directors authorized the issuance of 200,000 Class A Ordinary Shares and the transfer of 71,836 Class A Ordinary Shares from treasury to the Reporting Person as additional executive compensation.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- HONG Bee Yin: /s/ Hong Bee Yin, Hong Bee Yin, Chief Executive Officer (09/16/2026)
Comment: Not applicable.